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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               TenFold Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   88033A 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert W. Felton
                                 6889 Devon Way
                           Berkeley, California 94705
                                 (510) 486-1723
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 5, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Persons who respond to the collection of information contained in this form are not required to respond unless the form
                 displays a currently valid OMB control number.

CUSIP No.   88033A 10 3
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Robert W. Felton
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
              (a) [_]
              (b) [_]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)
         PF
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States Citizen
--------------------------------------------------------------------------------
Number of         7.    Sole Voting Power
Shares                  4,037,389
Beneficially      --------------------------------------------------------------
Owned by          8.    Shared Voting Power
Each
Reporting         --------------------------------------------------------------
Person            9.    Sole Dispositive Power
With                    4,037,389
--------------------------------------------------------------------------------
10.      Shared Dispositive Power

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         4,037,389
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         10.81% (Percentage based on the number of shares outstanding as reported in the issuer's Form 10-Q filed November 19, 2002.)
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1 - Security and Issuer

         This statement on Schedule 13D ("Schedule 13D") relates to the common stock of TenFold Corporation, a Delaware corporation ("TenFold"). The principal executive offices of TenFold are located at 698 West 10000 South, South Jordan, Utah 84095.

Item 2 - Identity and Background

         (a) The name of the person filing this Schedule 13D is Robert W.
         Felton.

         (b) The residential or business address of Mr. Felton is as follows:

         Robert W. Felton
         6889 Devon Way
         Berkeley, California 94705

         (c) Mr. Felton is currently retired.

         (d) During the last five years, Mr. Felton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Felton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Felton is a United States Citizen.

Item 3 - Source and Amount of Funds or Other Consideration

         The Robert W. Felton Trust purchased 3,888,889 shares of common stock of TenFold (the "Shares") for an aggregate purchase price of $700,000 pursuant to a Stock Issuance Agreement and Release dated February 5, 2003. The Robert W. Felton Trust is a revocable trust and Mr. Felton is the sole trustee of such trust. The funds used to purchase the Shares were the personal funds of Mr. Felton.

Item 4 - Purpose of Transaction

         The Shares were purchased for investment purposes only.

Item 5 - Interest in Securities of Issuer

         (a) Mr. Felton beneficially owns 4,037,389 shares of common stock of TenFold, including 72,000 shares which are directly owned by Mr. Felton, 61,500 shares which Mr. Felton has the right to acquire within the next 60 days pursuant to director stock options and 3,903,889 shares held by the Robert W. Felton Trust. The shares beneficially owned by Mr. Felton represent 10.81% of the number of shares of common stock of TenFold outstanding as reported in TenFold's Form 10-Q filed November 19, 2002.

         (b) Mr. Felton has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares beneficially owned by Mr. Felton.

         (c) The Robert W. Felton Trust purchased 3,888,889 shares of common stock of TenFold at a purchase price of $0.18 per share pursuant to a Stock Issuance Agreement and Release dated February 5, 2003. The Robert
         W. Felton Trust is a revocable trust and Mr. Felton is the sole trustee of such trust.

         On February 19, 2003, Mr. Felton was granted a director stock option to purchase 250,000 shares of common stock of TenFold. 25% of such option vests on the first anniversary of the grant date of such option and 6.25% of such option vests each quarter thereafter until fully vested at the fourth anniversary of the grant date. Due to the vesting schedule of such option, the shares subject to such option are not included in the number of shares reported in this Schedule 13D as beneficially owned by Mr. Felton.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7 - Material to be filed as Exhibits

         The Stock Issuance Agreement and Release dated February 5, 2003, is filed as Exhibit A to this Schedule 13D.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2003
--------------------------------------------------------------------------------
Date


/s/ Robert W. Felton
--------------------------------------------------------------------------------
Signature


Robert W. Felton
--------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                   EXHIBIT A

                      STOCK ISSUANCE AGREEMENT AND RELEASE

     THIS STOCK ISSUANCE AGREEMENT (this "Agreement"), dated as of February 5, 2003, is executed by and between TenFold Corporation (the "Company") and Robert
W. Felton Trust (the "Purchaser").

     WHEREAS, the Company has agreed to issue certain shares of its Common Stock, $0.001 par value, calculated pursuant to Section 1 below (the "Shares"), to the Purchaser in exchange for payment by the Purchaser of the amounts set forth in Section 1 below (the "Purchase Funds") and the services rendered by Purchaser.

     NOW, THEREFORE, in respect of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Issuance. Upon payment by the Purchaser of $700,000 USD and subject to the other terms and conditions of this Agreement, the Company hereby agrees to sell, and Purchaser hereby agrees to buy 3,888,889 Shares for $0.18 per share.

     2.   Closing. The Closing will occur on or before February 7, 2003.

     3. Mechanics and Delivery. At Closing, the Purchaser shall pay the Purchase Funds to the Company via wire transfer and the Company shall electronically transfer the Shares to the Purchaser's designated brokerage account, with all necessary transfer taxes paid or other revenue stamp affixed thereto.

     4. Representations, Warranties and Covenants of the Purchaser. The Purchaser hereby represents, warrants and covenants to the Company as follows:

          (a) The Purchaser has full capacity, power and authority to execute and deliver this Agreement.

          (b) Purchaser understands that the Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws and are being issued to the Purchaser in a transaction that is exempt from the registration requirements of the Act and any such laws.

          (c) The Purchaser is an "accredited investor," as defined in Regulation D under the Act, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of investments in the Shares and it is able to bear the economic risks of such an investment.

          (d) The Purchaser understands that the Purchaser is responsible for making its own independent review of such information as it deems relevant to its investment decision and it has had the opportunity to ask questions of and receive answers from the Company concerning the purchase of the Shares and all matters relating thereto or any additional information deemed necessary to its decision to purchase the Shares.

          (e) The Purchaser is acquiring the Shares for investment for its own account and not with a view to any distribution of such Shares (but without prejudice to its right at all times to sell or otherwise dispose of the Shares in accordance with clause (i) below);

          (f) The Purchaser understands that the certificates evidencing the Shares purchased by the Purchaser will bear one or more appropriate restrictive legends;

          (g) The Purchaser has not offered or sold any Shares to, or solicited offers to buy any Shares from, any person, or otherwise approached or negotiated with any person with respect thereto;

          (h) The Purchaser agrees not to make any disposition of all or any portion of any Shares unless and until:

               (i) there is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement and any applicable requirements of state securities laws; or

               (ii) the Company shall have (1) been notified of the proposed disposition, (2) been furnished with a detailed statement of the circumstances surrounding the proposed disposition and (3) been furnished with a written opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of any securities under the Act or the consent of (or a permit from) any authority under any applicable state securities laws; provided, however, that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 under the Act if the Company receives (x) all certificates and other information it may reasonably request to permit it to determine that the subject disposition is, in fact, exempt from the registration requirements of the Act pursuant to Rule 144 and
(y) a copy of any Form 144 filed with the SEC with respect to such transaction as well as a letter from the executing broker satisfactory to the Company evidencing compliance with Rule 144;

     5. Representations, Warranties and Covenants of the Company. The Company hereby represents, warrants and covenants to the Purchaser as follows:

          (a) The Company has full capacity, power and authority to execute and deliver this Agreement. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the performance of all obligations of the Company under the Agreement and the authorization, issuance and delivery of the Shares has been taken or will be taken prior to the Closing;

          (b) The Shares, when issued in accordance with the terms and conditions hereof, will be duly and validly issued, fully paid and non-assessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, and applicable state and federal securities laws. Based in part upon the representations of Purchaser in this Agreement, the Shares will be issued in compliance with all applicable federal and state securities laws. Upon the consummation of the transactions contemplated by this Agreement, the Purchaser will acquire title to the Shares, free and clear of all liens.

          (c) Issuance of certificates for the Shares to the Purchaser shall be made without charge to the Purchaser for any issue or transfer tax, or other incidental expense, in respect of such issuance or delivery of such certificates or the Shares represented thereby, all of which taxes and expenses shall be paid by the Company;

          (d) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to carry on its business as now being conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a material adverse affect on the Company and its subsidiaries, taken as a whole;

          (e) The Agreement has been duly executed and delivered on behalf of the Company and constitutes the legal, valid and binding obligation of the Company enforceable in accordance with their respective terms in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies;

          (f) No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by the Agreement, except for filings as may be required by federal and state securities laws;

     6. Further Assurances. After the date hereof, the Company and the Purchaser shall each execute, acknowledge and deliver or cause to be delivered such instruments and take such other action as may be necessary or advisable to assure to the other the rights, titles, interests, estates, and privileges intended to be assigned, delivered, or reserved to such party and to consummate the transactions to carry out their obligations under this Agreement and under any document, certificate, or other instrument delivered pursuant hereto.

     7. Amendments; Waivers. Any term of this Agreement may be amended only in a writing by the Company and the Purchaser. Any amendment effected in accordance with this section shall be binding upon the Purchaser and the Company. No waivers of, or exceptions to, any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision and shall not be valid unless in writing.

     8. Entire Agreement. This Agreement embodies the entire understanding between the Company, and the Purchaser, and supersedes any prior understandings, agreements and arrangements between the Company and the Purchaser, respecting the subject matter hereof. There are no representations, warranties, agreements, arrangements or understandings, oral or written, between the Company, and the Purchaser, relating to the subject matter of this Agreement that are not fully expressed herein.

     9. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The execution and delivery of signatures for this Agreement may occur via telecopy, and such telecopied signature pages shall have the force and effect of original signature pages.

     10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Utah without giving effect to the principles of conflicts of law.

     11. Cooperation/Documentation. The Parties will, at their own cost and expense, execute such other instruments, documents, information and data as may be reasonably necessary for the purposes of and to effectuate the terms of this Agreement.

     12. Independent Legal Advice. Each of the Parties does hereby represent and warrant that in executing this Agreement it does so with full knowledge of the rights it may have in respect of the other parties to this Agreement and that it has received independent legal advice as to these rights.

     13. Address of Record. The following address shall serve as the address of record for Purchaser with respect to the Shares until the same is modified by the Purchaser in a written notice delivered to the Company's executive offices:

          Robert W. Felton Trust
          6889 Devon Way
          Berkeley, CA 94705
          Fax No. (510) 486-1725
          Attention:  Robert W. Felton

                            [Signature page follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed by its officer thereunto duly authorized as of the date first set forth above.

                                         The Company:

                                         TENFOLD CORPORATION


                                         By:  s/ Robert Hughes
                                              ----------------------------------
                                         Its: SVP Finance
                                              ----------------------------------

                                         The Purchaser:

                                         ROBERT W. FELTON TRUST


                                         By:  s/ Robert W. Felton
                                              ----------------------------------
                                         Its: Trustee - Robert W. Felton
                                              ----------------------------------